Thai Farmers Bank
Public Company Limited

Tida Samalapa
Executive Vice President

03007317

12g3-2(b) File No.82-4922

Ref No. CN. 057/2003

March 6, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

RECD S.E.C.
MAR 7 - 2003
1086

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

dlw 3/12

1 Thai Farmers Lane, Ratburana Road, Bangkok 10140, Thailand. Tel. +66 (2) 470-1122, 470-1199 Fax. +66 (2) 470-2749 Registration No.PCL. 105

ธนาคารกสิกรไทย
THAI FARMERS BANK 泰华农民银行

Banthoon Lamsam
President and Chief Executive Officer

Ref No. CS. 2019/2003

27 February 2003

To : The President

The Stock Exchange of Thailand

Subject : Notification of the Resolutions of the Board of Directors' Meeting No. 2/2546 of the Thai Farmers Bank Public Company Limited

The Board of Directors' Meeting No. 2/2546 of the Thai Farmers Bank Public Company Limited held on 27 February 2003 has resolved the following significant matters:

1. To amend the Company's Memorandum of Association per detail in Annex 1
2. To amend the Company's Articles of Association per detail in Annex 2
3. To approve the convening of the General Meeting of Shareholders No. 91 on Thursday 3 April 2003 at 14.00 hours at the Company's Head Office No. 1 Thai Farmers Lane, Ratburana Road, Khwaeng Ratburana, Khet Ratburana, Bangkok Metropolis, to consider the following agendas.
    1. To consider adopting the Minutes of the General Meeting of Shareholders No. 90 held on 3 April 2002
    2. To acknowledge the Board of Directors' report of the year 2002 operation
    3. To consider approving the Balance Sheet and the Statement of Income for the year ending 31 December 2002 and to acknowledge the omission of dividend payment
    4. To consider the election of directors to replace those retiring by rotation
    5. To consider appointing the auditor and fixing remuneration of the auditor
    6. To consider the amendment of Clauses 1. and 3. of the Memorandum of Association regarding name of the Company and objectives, respectively
    7. To consider the amendment of Articles 6. and 33. of the Articles of Association.

Thai Farmers Bank PCL
1 Thai Farmers Lane, Ratburana Road,
Bangkok 10140, Thailand.
Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 2749
www.gotoTFB.com Registration No.PCL 105

8. Other businesses (if any)

4. The closing date of the Company's share register book for determining the right to attend the General Meeting of Shareholders No. 91 is as from 12:00 noon of 13 March 2003 onward until the General Meeting of Shareholders No. 91 is finished.

Please be informed accordingly.

Yours sincerely,

CS010-1-03

Thai Farmers Bank
Public Company Limited

Tida Samalapa
Executive Vice President

Ref. No. CN. 054/2003

5 March 2003

To : The President
The Stock Exchange of Thailand

Subject : Notification of the Resolutions of the Board of Directors' Meeting No. 2/2546 of the Thai Farmers Bank Public Company Limited (Additional)

The Board of Directors' Meeting No. 2/2546 of the Thai Farmers Bank Public Company Limited held on 27 February 2003 approved the amendment of the Company's Memorandum of Association, Clause 1, and the Article of Association, Article 33, which relate to the Company's name and seal. The resolution will be proposed for approval at the General Meeting of Shareholders No. 91, which is scheduled to be held on 3 April 2003 per detail in the Notification CS. 2019/2546 dated 27 February 2003 notifying the holding of the General Meeting of Shareholders No. 91 on Thursday, 3 April 2003 at 14.00 hrs. at the Company's head office.

In addition to changing the Company's English name from "THE THAI FARMERS BANK PUBLIC COMPANY LIMITED" to "KASIKORNBANK PUBLIC COMPANY LIMITED," the Company is requesting your permission to change the Company's symbol used for listing on the Stock Exchange of Thailand (SET) from "TFB" to "KBANK". The Company hereby requests the SET to put the changes into effect and apply them in the securities trading system after the Company completes the registration procedure with the Ministry of Commerce.

Please be informed accordingly.

Yours sincerely,

1 Thai Farmers Lane, Ratburana Road, Bangkok 10140, Thailand. Tel. +66 (2) 470-1122, 470-1199 Fax. +66 (2) 470-2749 Registration No.PCL. 105

For consideration of Agenda 6: To consider the amendment of Clauses 1. and 3. of the Memorandum of Association regarding name of the Company and objectives, respectively

Previous	New	Reasons
Clause 1. The name of the Company is "Thanakam Kasikorn Thai Chamkat (Mahachon)" which is to be called in English as "The Thai Farmers Bank Public Company Limited"	Clause 1. The name of the Company is "Thanakam Kasikorn Thai Chamkat (Mahachon)" which is to be called in English as "Kasikornbank Public Company Limited "	- To change the name in English to a precise one-word name, the pronunciation of which matches that of the Thai name. The new name in English will be subject to approval by relevant authorities.
Clause 3. The objectives of the Company are concluded in 22 Clauses, as follow:	Clause 3. The objectives of the Company are concluded in 24 Clauses, as follow:	- The objectives Clauses (1.) – (21.) remain unchanged, but objectives Clauses (22.) and (23.) are added so as to cover the businesses engaged or to be engaged in the future by the Company in accordance with the laws, or as permitted or to be permitted by the Bank of Thailand. The original Clause (22.) was moved to Clause (24.)
(22) And also in general, to do or cause to be done such acts and other things as are incidental or conducive to the attainment of the above mentioned objectives directly or indirectly	(22) To undertake business as non-life and life insurance broker	- To be in compliance with the announcement of the Bank of Thailand dated December 20, 2001 permitting commercial banks to undertake business as non-life and life insurance brokers. In addition, the Ministry of Commerce, as the registrar, issued an announcement dated January 14, 2002 stipulating the criteria and conditions for

Previous	New	Reasons
		issuing license to enable juristic persons in the category of commercial banks to act as brokers for non-life and life insurance business which expand the scope of business and income-generating opportunities of the Bank.
(23) none	(23) To carry on any other businesses in relation to or in connection with commercial banking business or any business traditionally regarded as commercial banking practice, such as acceptance of bills, issuing of letters of credit or any other business of a similar nature, if permission is obtained from the Bank of Thailand or any obligation is undertaken pursuant to the Commercial Banking Act or any other laws.	To cover other transactions in relation to or in connection with banking business or any business which is traditionally engaged by general commercial banks or any other business with similar nature as to be additionally permitted by the Bank of Thailand, or as prescribed by the laws.
(24) none	(24) AND also in general, to do or cause to be done such acts and other things as are incidental or conducive to the attainment of the above mentioned objectives directly or indirectly.	Transferred from original Clause (22) to Clause (24) with content remained the same

For consideration of Agenda 7: To consider the amendment of Articles 6. and 33. of the Articles of Association

Previous	New	Reasons
Article 6. The Company is prohibited from purchasing or acquiring its own shares and shall in no case accept its own share certificate as security for debt or any transaction.	Article 6 The Company is prohibited from purchasing or acquiring its own shares and shall not accept its own share certificate as security for debt or any transaction except in the case permitted by the laws and is undertaken in accordance with rules, procedures and conditions prescribed by the laws. In case the Company will purchase no more than 10 per cent of its paid-up capital in return, the Board shall have the authority to approve such purchase.	For consistency with the additional amendment of the Public Company Limited Act which enables a public company to purchase or hold its own shares for the following objectives: 1. To enable the company to take possession of its own stocks as stipulated by laws 2. To enable the company to make effective financial planning and management 3. To enable the company to resolve problems concerning financial structure and debt restructuring 4. To enable minor shareholders to exercise their additional rights 5. To comply with the Announcement of the Stock Exchange of Thailand which authorizes the Board to consider and approve the purchase of shares in return for an amount not exceeding 10 per cent of its paid-up capital.
Article 33. The Company's seal shall be in the size and picture as follows: 	Article 33. The Company's seal shall be in the size and picture as follows: 	To change the old Chinese alphabets in the Company's seal to the current usage, and the English name in the seal must be in accordance with the amendment.